

October 27, 2009

Michael J. Mauceli
Manager
Reef Oil & Gas Partners GP, LLC
1901 N. Central Expressway – Suite 300
Richardson, Texas 75080

>   **Re: Reef Oil & Gas Income and Development Fund III, L.P.**
>   **Registration Statement on Form 10**
>   **Filed October 2, 2009**
>   **File No. 000-53795**

Dear Mr. Mauceli:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission, and you will become subject to the reporting requirements of the Exchange Act. Please contact us if you wish to withdraw the filing prior to this time, so that it does not become effective in a deficient form.

Item 1. Business, page 1

General, page 1

2.   Please clarify what a "unit" represents (e.g. an undivided interest of the Partners in the
        aggregate interest in the capital and profits of the Partnership) both here and under Item
        11 – Description of Registrant's Securities to be Registered.

3.   We note your statement on page 4 that Reef is the beneficiary under each insurance
        policy and pays the premiums for each policy. Please clarify how the Partnership is
        reimbursed for amounts payable under the insurance policies covering the Partnership.

4.   We note your disclosure in Note 4 to the financial statements that during the year ended
        December 31, 2008, one marketer accounted for all of the Partnership's crude oil
        revenues, and one marketer accounted for all of the Partnership's natural gas revenues.
        We further note your statement that the loss of any particular purchaser would not have a
        material adverse impact on the Partnership. Please explain in better detail the
        competitive nature of the market for the purchase of crude oil and natural gas that lead
        you to this conclusion. For example, tell us how many parties could replace these
        marketers, whether you have any long-term contracts with these marketers, and how soon
        and at what cost you could replace these marketers.

Time and services of common management, page 6

5.   We note your disclosure that Reef's officers and managers will devote "so much time as
        is, in their judgment, necessary to conduct such business and affairs in the best interest of
        the Partnership." We also note your related disclosure under "Employees" on page 7.
        Disclose the percentage of time Reef's officers and managers anticipate devoting to
        performing their duties to the Partnership, and the percentage of time Mr. Price will
        devote to managing the financial affairs of the Partnership.

Item 1A. Risk Factors, page 10

General

6.   Many of your risk factors contain language such as "there is no assurance" and "there can
        be no assurance". The risk factors must discuss the nature of the specific risk, rather than
        your ability to provide assurance.   Please remove all such disclosure and revise your risk

factors accordingly to address the particular risk rather than your ability to offer assurance.

The Partnership is subject to the reporting requirements of the Exchange Act . . . . , page 13

7.   We note your disclosure that Reef "did not have adequate disclosure internal controls in place for the Partnership during 2008 and first half of 2009 and as a result failed to timely file this Registration Statement". Please provide this information in a separate risk factor with an appropriate subheading. Please clarify whether there were problems with the Partnership's disclosure controls and procedures, or with internal controls over financial reporting. See Exchange Act Rule 13a-15(e) and (f). Please discuss the specific problems and discuss the steps you have taken to rectify these problems. As appropriate, discuss the costs of these measures and whether you believe the problems will be corrected.

Tax Risks, page 18

Tax risks of becoming a partner, page 18

8.   Please eliminate the statement that "each investor should consult with and rely on his or her own tax advisor about the tax consequences of being a partner", although you may suggest this course of action.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 32

9.   Of the number of units owned by each individual or entity in the table presented, please state in a footnote to the table the amount of units that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. If there are none of these arrangements, please state this fact. See Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers, page 32

10.   We note ambiguities in the biographical sketch provided for Mr. Dean. Please expand your disclosure to include the specific information required by Item 401(e)(1) of Regulation S-K. Revise his sketch as necessary to provide the month and year for each position held during the past five years and the name and principal business of each such employer, and eliminate any gaps and ambiguities in that regard.

Item 13. Financial Statements and Supplementary Data, page 43

General

11.   Please tell us how you considered including the audited balance sheet and related
        footnotes of your general partner, Reef Oil & Gas Partners, L.P., as of the most recent
        fiscal year. In addition, please tell us how you considered including the audited balance
        sheet and related footnotes of the individual general partner(s) if there is a commitment,
        intent or reasonable possibility that the general partner(s) will fund cash flow deficits or
        provide other direct or indirect financial assistance.

12.   We note that in January 2008 you purchased an initial 41% working interest from Sierra-
        Dean in the Slaughter Dean Project and continued to make additional purchases of the
        working interest. It also appears that your own operations prior to this acquisition may
        have been insignificant relative to the operations acquired. Please tell us how you
        considered presenting predecessor/successor financial statements pursuant to Rule 405 of
        Regulation C.

Note 2. Summary of Accounting Polices, page 49

Crude Oil and Natural Gas Properties, page 50

13.   We note your operations employ certain improved recovery techniques. Please clarify
        how you account for waterflood expenditures where production has commenced.

Engineering Comments

Risk Factors, page 10

Reef and it affiliates have sponsored ventures in the past . . . . , page 10

14.   Please disclose all information required by paragraph 13 of Industry Guide 4. You
        disclosed the drilling results of past programs but did not disclose the total investment in
        each program and the recovery on investment to date for them.

Crude Oil and Natural Gas Reserves, page 56

15.   We note your disclosure of net proved oil and gas reserves. However, you should also disclose your net proved developed reserves to comply with Rule 4-10(a) of Regulation S-X and paragraph 10 of SFAS 69. If you do not have any proved developed reserves, please disclose that fact.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer at (202) 551-3703 with questions about engineering comments. Please contact Tracey L. McNeil at (202) 551-3392 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief